Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
Suite 2300
200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

November 16, 2011

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on November 16, 2011 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On November 16, 2011, NovaGold announced changes to its senior management, the addition of two new members to its Board of Directors, the proposed spin-out of its Ambler project to NovaGold shareholders present and a plan of arrangement, and its intention to explore opportunities to sell all or part of its interest in the Galore Creek project.

Item 5.	5.1 - Full Description of Material Change

Senior Management Changes

Gregory A. Lang has accepted the position of President and Chief Executive Officer of NovaGold effective January 2012. Mr. Lang comes to NovaGold from Barrick Gold Corporation (“Barrick Gold”) where most recently he was President of Barrick Gold of North America, Barrick Gold’s wholly-owned subsidiary. In that capacity, Mr. Lang had executive responsibility for Barrick Gold’s nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project, equally owned by wholly-owned subsidiaries of NovaGold and Barrick Gold.

Mr. Lang has over 30 years of diverse experience in mine operations, project development and evaluations. He has held progressively responsible operating and project development positions over his 10-year tenure with Barrick Gold and, prior to that, with Homestake Mining Company and International Corona Corporation, both of which are now part of Barrick Gold. He holds a Bachelor of Science in Mining Engineering from University of Missouri-Rolla and is a Graduate of the Stanford University Executive Program.

Spin-out of Ambler to Shareholders of NovaGold

Rick Van Nieuwenhuyse, NovaGold’s Founder, will step down from his current position as President and Chief Executive Officer of the Company and will assume the position of President and Chief Executive Officer of NovaCopper Inc. (“NovaCopper”), a newly formed subsidiary. It is proposed that the shares of NovaCopper will be distributed to shareholders of NovaGold as a return of capital by way of a Plan of Arrangement (the “Plan”) under the Companies Act (Nova Scotia). The Plan will be voted on at a Special Meeting of Shareholders of NovaGold (“Special Meeting”), which NovaGold anticipates holding in January 2012, and will be subject to numerous conditions including shareholder and court approval, approval by, and listing of the NovaCopper shares on TSX and NYSE-AMEX and completion of all required regulatory filings. It is proposed that the record date for shareholders of NovaGold entitled to receive shares of NovaCopper under the Plan will be the effective date of the Plan, which is expected to be in February or March, 2012. Additional details of the spin-out and the time and place for the Special Meeting will be announced as soon as all the commercial, legal and procedural formalities are finalized. Mr. Van Nieuwenhuyse will continue to serve as a Member of the Board of Directors of NovaGold. He will also serve as Senior Advisor to the President for a period of one year. NovaCopper owns the Ambler project and will have a 100% interest in any mining project in the recently consolidated 180,000-hectare property located in the Ambler district of northwestern Alaska, subject to the rights of NANA Corporation under the Exploration Agreement entered into between NANA and NovaCopper dated October 19, 2011 (please refer to Press Release dated October 20, 2011). The Ambler district hosts one of the richest known volcanogenic massive sulfide (“VMS”) copper-zinc-lead-gold-silver deposits in the world.

Maximization of Value of 50%-owned Galore Creek Project

In addition to the spin-out of NovaCopper, the Board of NovaGold has re-iterated its objective to unlock the value of NovaGold’s copper assets in order to focus on the Company’s flagship Donlin Gold project (please refer to the Press Release dated July 28, 2011). To that end, the Board of NovaGold has decided to explore opportunities to sell all or part of NovaGold’s 50% share of the Galore Creek project (“Galore Creek”) located in northwestern British Columbia. Galore Creek is one of the largest known undeveloped copper projects in the world and is located in a first-tier mining jurisdiction. If put into production as contemplated in the recently completed Prefeasibility Study, the Galore Creek mine would be the fourth largest copper mine in North America and the largest in Canada (based on current production figures from industry sources).

Thomas S. Kaplan Becomes Chairman of the Board and Gil Leathley Joins the Board

NovaGold further announced that Dr. Thomas S. Kaplan has joined the Board of Directors of the Company and has been appointed Chairman of the Board and Mr. Gil Leathley has joined its Board of Directors. Both appointments are effective immediately.

Dr. Kaplan is Chairman and Chief Executive Officer of The Electrum Group LLC (“Electrum”), a privately held global natural resources investor. An affiliate of Electrum currently holds approximately 21.65% of NovaGold’s outstanding shares. Dr. Kaplan is widely regarded as one of the industry’s most-successful entrepreneurs and is among the precious metals sector’s most-prominent advocates. He has an extensive track record of both creating and unlocking substantial shareholder value in public as well as private companies, most recently at Leor Exploration & Production LLC (“Leor”), a natural gas exploration and development company which, under his chairmanship, evolved from a start-up in 2003 to become the fastest-growing privately held hydrocarbon exploration and development company in the United States. In 2007, Leor’s natural gas assets were sold to EnCana Oil & Gas USA Inc., a subsidiary of Encana Corporation, for US$2.55 billion. Dr. Kaplan holds Bachelor’s, Master’s and Doctoral Degrees in History from Oxford University

Mr. Leathley is Senior Vice President and Chief Operating Officer of NovaGold. He has been with the Company since January 2010 when he joined NovaGold as Senior Advisor to the President. With more than 50 years of mining experience, Mr. Leathley is one of the industry’s most highly regarded mine operators and builders. He has worked globally in a variety of mining operations and retired in 2000 as Senior Vice President and Chief Operating Officer of Homestake Mining Company. He serves on several Boards of mining and mineral exploration companies.

5.2 - Disclosure for Restructuring Transactions

None.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of NovaGold is knowledgeable about the material change and may be contacted by any of the Securities Commissions with respect to the change:

Elaine Sanders
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

November 23, 2011